Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources” or the "Company")

FINAL DIVIDEND FOR 2016, ELECTION FOR STERLING DIVIDEND, AND RESULTS OF ANNUAL GENERAL MEETING

Jersey, Channel Islands, 2 May 2017 – Randgold Resources confirms that at the Company's Annual General Meeting held earlier today the shareholders approved a final dividend for the year ended 31 December 2016 of US$1.00 per share. The dividend payment will be made on Friday 26 May 2017 to shareholders on the register as at Friday 17 March 2017. The ex-dividend date was Thursday 16 March 2017.

The exchange rate for payment to those shareholders who have elected to receive the final dividend for the year ended 31 December 2016 in Pounds Sterling is: $1 = £0.7743.

The Company also announces that at the Company's Annual General Meeting all of the resolutions were passed on a poll. Copies of all the resolutions passed have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do.

A summary of the votes cast in respect of each resolution is set out below (a "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution):

	In Favour		Against		Withheld
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Ordinary Resolutions
Report and Accounts	78 994 540	99.9953	3 676	0.0047	80 652
Declaration of Dividend	79 068 373	99.9987	1 026	0.0013	9 469
Directors' Remuneration Report	76 730 580	97.8444	1 690 404	2.1556	657 883
Directors’ Remuneration Policy	72 836 976	92.1365	6 216 317	7.8635	25 574
Re-election of Safiatou Ba-N'Daw	78 941 205	99.8553	114 387	0.1447	23 276
Re-election of Mark Bristow	78 885 583	99.7808	173 303	0.2192	19 982
Re-election of Christopher Coleman	78 650 833	99.4826	409 035	0.5174	19 000
Re-election of Jemal-ud-din Kassum	78 861 504	99.7546	193 979	0.2454	23 385
Election of Olivia Kirtley	79 052 915	99.9922	6 191	0.0078	19 762
Re-election of Jeanine Mabunda Lioko	78 944 625	99.8569	113 163	0.1431	21 080
Re-election of Andrew Quinn	78 328 415	99.0755	730 875	0.9245	19 578
Re-election of Graham Shuttleworth	78 712 981	99.5609	347 156	0.4391	18 731
Re-appointment of Auditors	77 728 299	98.3133	1 333 540	1.6867	17 028
Auditors' Remuneration	79 041 622	99.9834	13 112	0.0166	24 134
Ordinary Resolutions
Authority to Allot Shares	78 951 705	99.8787	95 906	0.1213	31 257

	In Favour		Against		Withheld
Resolution	No. of votes	% of votes	No. of votes	% of votes	No. of votes
Awards of Shares to Non-Executive Directors (other than the Senior Independent Director and the Chairman)	78 700 159	99.5488	356 712	0.4512	21 997
Award of Shares to Senior Independent Director	78 701 802	99.5509	355 038	0.4491	22 028
Award of Shares to Chairman	78 702 377	99.5509	355 038	0.4491	21 453
Special Resolutions
Authority to Disapply Pre-Emption Rights	78 511 021	99.3184	538 828	0.6816	29 019
Authority for the Company to Purchase its Own Shares	78 294 776	99.0344	763 394	0.9656	20 697

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 153 4735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com